SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH SEPTEMBER 29, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ri/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

     BRASIL TELECOM PARTICIPAÇÕES S.A.
Corporate Taxpayer Registration 02.570.688/0001 -70
Board of Trade 53 3 0000581 - 8
Publicly-Held Company

MATERIAL FACT

BRASIL TELECOM PARTICIPAÇÕES S.A. (“Brasil Telecom Participaççes” or “Company”), based on art. 157 of Law 6,404/76, and CVM Instruction 358/02, further to the Material Facts disclosed today, and in view of the Notice of Cancellation of Brasil Telecom S.A.’s (“Brasil Telecom”) Extraordinary General Shareholders’ Meeting called for September 30, 2005, also disclosed by Brasil Telecom on this date, hereby discloses to the Company’s and Brasil Telecom’s Shareholders and to the market the following:

As previously informed, the Shareholders Meeting was called in response to the Company’s request. The Company holds 99.07% of Brasil Telecom’s voting capital. The Shareholders Meeting was called to replace the members of the Board of Directors appointed by the Opportunity Group.

The Company motioned for and was awarded several judicial decisions, specially by means of decisions rendered by the Superior Tribunal de Justiça (Superior Federal Court of Appeals), which assured that the Meeting may be held.

However, to assure that such court decisions will be duly abided by, the Company motioned to the 4th Trial Court in the District of Brasilia (Distrito Federal), in the case n° 2005.34.00.017700 -4, having the Court rendered the following decision (emphasis added to the original):

“The present case deals with a request made by INVESTIDORES INSTITUCIONAIS FUNDO DE INVESTIMENTO (FIA) and BRASIL TELECOM PARTICIPAÇÕES S.A. (BTP), for an order consisting in “the appointment of a court clerk duly empowered to be present on the date, time and place assigned for the conduction of Brasil Telecom Special General Shareholders Meeting in

question, for purpose of ensuring access of the controlling shareholder to the premises in which the Meeting is to be held, as well as to prevent any obstacle to the conduction of the Meeting itself and, finally, to assure [that] the corporate books and records are made available to the attending shareholders and the administrators then elected, under penalty of contempt of court.”
(pages 1.580/1.584) .

The claimant alleges that this Court has already acknowledged that “the decisions rendered by the Superior Court of Justice (“STJ”) assure and determine “in the broadest possible manner the replacement in the Brasil Telecom chain of control, being the new managers entitled to fully take over the management of all of the companies.“

And so concluded ’in this connection, this Court can only comply in the fullest possible manner, with the contents of the decisions rendered by the Superior Court of Justice.’

In so proceeding, this Court effectively complied with the decisions rendered by STJ in SLS 128 and in CC51650, as confirmed by the Supreme Court by means of PET 3437.”

After summarizing the decisions already rendered by STJ and by the Supreme Court, the Claimant states that “As such, STJ once more regarded this Court as the only one having jurisdiction (i) to decide upon questions related with the conduction of the Meetings and (ii) to assure the compliance with the decision rendered by STJ in the sense that the Meetings dealing with change in command should actually be held.”

The Claimant further states that “Along these lines, taking into account the existence of the last Meeting to be held in connection with the change in command, which is exactly the most important one - BRASIL TELECOM S/A itself, and the fact that the plaintiff herein, Brasil Telecom Participações, is the absolute controller of the Company, holding more than 99% of its voting capital this Court issue an order that in this respect also assures compliance with the decisions rendered by the Superior Courts, already ratified by this court.

     In this connection, it is important to note that the Opportunity group, by itself and by means of its representatives, (such as Brasil Telecom itself, as acknowledged by the Supreme Court), has been resorting to all types of actions - including illegal ones - with a view to attempting to prevent the change of command already assured by the Judiciary Branch from being effected.

     As already demonstrated in the present case, a decision rendered by STJ has already been disregarded; there have been attempts to obtain preliminary injunctions from courts clearly lacking jurisdiction over this matter the contents of which are null and void; the controlling shareholders are prevented from entering the place where the Shareholders Meetings are being held (the last one was held in the entrance hall of the building); false meeting summoning are made, and what is worse - managers that had already been removed, fled the building hiding Company’s books and records in an attempt to avoid the appropriate registrations. Only to obtain corporate books in Brasil Telecom’s chain of control, in the last three months the Court clerk had to make three attempts, and had to threaten to hold the managers of the company in contempt. Ultimately, an unacceptable behavior.

     This Court should therefore, in order to ensure compliance with the decisions rendered by the Superior Courts, act not only in a repressive manner, but also in a preventive way, inhibiting the repeated illegal acts performed by Opportunity - still “represented” herein by Brasil Telecom.

     In this sense, and within the scope of the “emergency jurisdiction” acknowledged and ratified by STJ, the Claimant hereby requests the adoption of a simple administrative measure, aiming at assuring the authority of the already rendered court decisions, and the regular conduction of Brasil Telecom General Shareholders Meeting scheduled to be held on September 30, 2005 (as per the enclosed public notice).

     At this point, it seems important to re-emphasize that Brasil Telecom Participações S/A, the plaintiff herein, is the absolute controlling shareholder of Brasil Telecom S/A, with more than 99% of its voting capital, therefore not being either reasonable, logical or legal that the Meeting in question be hindered by means of illegal maneuvers in total disrespect of the decisions rendered by the highest Courts in Brazil.”.

     Also pending a decision is the motion for clarification of the decision (pages 1.486/1.490) filed against the decision on pages 1.467/1.468.

     In this appeal, the Plaintiff alleges that “the decision is omissive as it does not decide upon the following aspects, which were timely and appropriately presented to Your Honor:

     (i) how would it be possible to hand over the corporate books of co-defendant Brasil Telecom Participações S/A (“BTP”) and to the also co-defendant INVESTIDORES INSTITUCIONAIS - FUNDO DE

INVESTIMENTO EM AÇÕES (“FIA”), which is not even a shareholder of the Company?

     (ii) how can one admit that the procedure may be conducted in a lawsuit wherein FIA and BTP are defendants?

     (iii) how could one deem as valid a ‘meeting’ held without a quorum, which had been expressly cancelled by means of a preliminary injunction order then in force (popular action pending at the Federal Justice of the City of Florianópólis, to be forwarded to this Court), the calling for which had also been formally cancelled by the Chairman of the Board of Directors of the Company one day before?” (pages 1486/7).

     This is the report. I now decide.

     As regards the motion for clarification of the decision, the matter discussed therein is, in fact, an attempt to have the appealed decision reexamined.

     As such, in the absence of any obscurity, contradiction or omission, the appeal must not be accepted.

     In connection with the request for appointment of a court clerk to ensure the conduction of the meeting called for September 30, I regard it as a necessary measure.

     In fact, in connection with the Conflict of Jurisdiction No. 51.650, STJ acknowledged the jurisdiction of this 4th Court “to examine the urgent measures related with the indicated cases, as well as to examine any other lawsuits that may be filed for the same purpose, that is: to directly or indirectly attack on any grounds the conduction, validity or the effectiveness of the corporate actions required for the purpose of replacing the administrators appointed by Opportunity in Brasil Telecom chain of command”. (my emphasis).

     Honorable Justice Edson Vidigal stated:

          “From the reasons outlined herein, it is imperative to conclude that actually all of the lawsuits, notwithstanding the fact that they are being instituted by ‘different legal entities’, are being filed with a view to preventing the conduction or suspending the effects of Meetings or corporate actions aiming at the replacement of the administrators appointed by Opportunity to perform duties in the companies that control the corporate chain of Brasil Telecom. As if this was not enough, mutually conflicting decisions are being rendered.

     I therefore understand that the requirements justifying the grant of the measure are present, and partially grant the preliminary injunction order, subject to approval by the Reporting Justice, to provisionally determine the jurisdiction of the 4th Court of the Federal Justice of Brasília to examine the urgent measures related with the indicated cases, as well as to examine any other lawsuits that may be filed for the same purpose, that is: to directly or indirectly attack on any grounds the conduction, the validity or the effectiveness of the corporate actions required for the purpose of replacing the administrators appointed by Opportunity in Brasil Telecom chain of command”. (page 1.199) .

     The foregoing understanding was reiterated by the reporting justice of the conflict in question, Justice Humberto Gomes de Barros, in a decision issued on August 17, 2005,

          Brasil Telecom S/A requests a precautionary measure to suspend the conduction of a General Meeting of Solpart Participações S/A, called for tomorrow, at 10 a.m.
          The request was delivered to me at 7 p.m. today (it was formulated at 5:30 p.m.).
          I note, however, that I do not have jurisdiction over this matter. In fact, the party requesting the precautionary measure itself declares that there is a prevented court: the 4th Court of the Federal Justice of Brasília. (page 430).
          In view of the foregoing, I do not accept the request. (my emphasis).

     On the other hand, in connection with SLS 128 it has been determined many times by STJ that the transfer of management or “control” of Brasil Telecom be assured, which is under discussion in the present case files.

     As such, the decision rendered on pages 1.467/1.468 is irreproachable when stating that:

“ ...

     2. The decision on pages 1196 to 1200 determined the jurisdiction of this Court, inclusively, as regards questions referring to the matter under dispute in the other suits outlined in that decision.

     3. Finally, the decisions rendered by the presidency of the Superior Court of Justice (pages 819, 1188, 1372 and all other ones contained or reproduced in the case files) make clear the intention of allowing, in the broadest possible manner, the change of command throughout Brasil Telecom chain of control, the new administrators being entitled to fully take over the management of all of the companies.

     4. In this sense, this Court is not expected but to ensure the fullest possible compliance with the contents of the decisions rendered by the Superior Court of Justice. (I emphasized).

     Finally, in numerous opportunities one could have noted an attempt on the part of Brasil Telecom to avoid the transfer of management of the companies that hold, either directly or indirectly, its control, in favor of Banco Opportunity, as alleged by the Plaintiffs, which fact was acknowledged by Justice Ellen Gracie, who stated:

     “In the present case, however, under the allegation of safeguarding the public interest, BRASIL TELECOM S/A intends, in fact, to safeguard the private interests of its current managers, whose tenures still result form appointments made by the administrator that was removed from the controlling funds (“BANCO OPPORTUNITY”). (page 1.349) .

     In the present case, a search and seizure of documents order was necessary, as per a decision on pages 1.467/1.468.

     In view of these circumstances, it is necessary to appoint a Court Official to assure the conduction of the meeting called for next September 30, since STJ has already established the jurisdiction of this Court “to examine the urgent measures related with the indicated cases, as well as to examine any other lawsuits that may be filed for the same purpose, that is: to directly or indirectly attack on any grounds the conduction, the validity or the effectiveness of the corporate actions required for the purpose of replacing the administrators appointed by Opportunity in Brasil Telecom chain of command”, and in the present case, no measure preventing the conduction of the Meeting in question has been granted.

     As such, in view of the foregoing:

     (a) I do not accept the appeal on pages 1.486/1.490;

     (b) I grant the request made on pages 1.580/1.584 in the terms in which it was made;

     To be Notified. Complied with. Order to be issued.

     Brasília, September 28, 2005.

(signed): GUILHERME JORGE DE RESENDE BRITO
DEPUTY FEDERAL JUDGE OF THE 21st COURT
ACTING JUDGE OF THE 4th COURT”

In light of the exposed, the Company reiterates that Brasil Telecom’s Extraordinary General Shareholders’ Meeting, summoned to replace the members of the Board of Directors and to appoint the President and Vice-President of the Collegiate, must be held, in strict accordance to the dispositions of the respective Summons Notice, and the Notice of Cancellation of the Extraordinary General Shareholders’ Meeting, disclosed by Brasil Telecom S.A. at this date has no legal force and is ineffective.

Brasília/DF, September 29, 2005.

Charles Laganá Putz
Investor Relations Officer
Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer